Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc., Inc.

Commission File No.: 000-03922
Date: June 30, 2026

The following are communications relating to the proposed transaction between Patrick Industries, Inc. and LCI Industries provided to employees of Patrick Industries, Inc. on June 30, 2026.

Patrick Team,
This morning, we announced that we have reached an agreement with Lippert to bring our two companies together in an all-stock merger. We are incredibly excited about this next step in our evolution and the process, as it reflects the strength of our business, the performance and resilience of our team, and our shared belief in the long-term opportunities that lie ahead.
As I reflect on this announcement, I want to first express my heartfelt thanks to you all for your hard work, dedication, and passion for our Patrick family! Your commitment to our team, our customers, and our BETTER Together culture has been amazing and has helped us achieve incredible milestones.
Combining Patrick and Lippert will give us an opportunity to build on our success by creating a more dynamic and effective outdoor recreation solutions provider with broader capabilities and additional strategic runway in the housing and transportation markets. We will be keeping our current independent brand-fronted vision and strategy as well as a pillar-based organizational structure focused on best collaborative practices and innovative customer solutions.
Together, we will be better positioned to serve all our customers, support our team members, and invest in our communities for years to come.
Although this announcement is a big step toward our goal, the customary regulatory approval process takes time; therefore, we do not expect the transaction to close until the first half of 2027. Until then, it is important that both Patrick and Lippert continue to operate as separate, independent companies.
Throughout this process, our ability to lead with humility, serve our customers, operate with excellence and focus on continuous improvement, as we’ve always done, will be key to our success. To help with this, we have designated integration team working to ensure a smooth process, minimize disruptions, and share updates as appropriate.
We have also included a ‘Leadership Toolkit’ to help answer additional questions you or your teams may have.
Finally, from a leadership perspective, I will be serving as CEO of the combined company and Todd Cleveland, our former Chairman and CEO and current board member, will be serving as Chairman of the combined company.
Lippert’s interim CEO Johnny Sirpilla will serve as Vice Chairman and the board of directors will be comprised of six members from each entity. This structure will allow us to most effectively integrate the two organizations, while maintaining a strong governance and ownership framework for the future.
We will be hosting a call today at 8:30am ET with institutional investors and analysts in which Johnny and I will provide more details on the agreement and our strategy. We encourage you to access this call through our website in the “Investors” section.
Thank you again for your hard work and dedication to the Patrick team! We are looking forward to the journey ahead and the many opportunities we will have to be BETTER Together.

Sincerely,

Andy Nemeth
CEO

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick Industries, Inc. (“Company”) and LCI Industries (“LCI”), the Company and LCI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Company registration statement on Form S-4 that will include a joint proxy statement of the Company and LCI that also constitutes a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of the Company and LCI (the “Joint Proxy Statement/Prospectus”). The Company and LCI may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and LCI may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”
Certain Information Regarding Participants
The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Company 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of Company’s or LCI’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 14, 2026, June 5, 2026, June 5, 2026 and June 5, 2026, with respect to directors and executive officers of Lightspeed, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Planet and (3) and other filings made from time to time with the SEC. Information about the directors and executive officers of the Company and LCI, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of the Company’s stockholders and LCI’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Company’s or LCI’s website as described above.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Special Note Regarding Forward-Looking Statements
Information in this Current Report on Form 8-K, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between the Company and LCI, including future financial and operating results (including the anticipated impact of the transaction on the Company’s and LCI’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of the Company or LCI, (5) the ability by each of the Company and LCI to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against the Company, LCI or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of the Company and LCI. Additional factors which could affect future results of LCI and the Company can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Company 2025 10-K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. The Company and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.